UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

GENERATION INCOME PROPERTIES, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

401 East Jackson Street, Suite 3300

(Address of Principal Executive Office (Street and Number))

Tampa, Florida 33602

(City, State and Zip Code)

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Generation Income Properties, Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Form 10-K”) by the prescribed due date of 5:30 pm Eastern Time on March 31, 2026 due to technical problems with the Form 10-K transmission process. The Form 10-K was filed on March 31, 2026 at approximately 5:32 p.m. Eastern Time (approximately 2 minutes past the prescribed deadline). Accordingly, the Form 10-K, as amended, is currently available on the Securities and Exchange Commission’s website at www.sec.gov, although the Company anticipates that it will shortly amend the Form 10-K to correct certain language in the Report of Independent Registered Public Accounting Firm included therein.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ron Cook	813	448-1234
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As the Form 10-K has already been filed prior to this Form 12b-25 notification, please see the Form 10-K for detailed information regarding changes in results of operations from the corresponding period. Although the Company anticipates that it will shortly amend the Form 10-K to correct certain language in the Report of Independent Registered Public Accounting Firm included therein, the Company does not expect that such amendment will reflect any change the results of operations as compared to the originally filed Form 10-K.

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GENERATION INCOME PROPERTIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2026	By	/s/ Ron Cook

Ron Cook

Chief Financial Officer

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